Pricing Term Sheet	Free Writing Prospectus
dated as of February 14, 2013	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated February 12, 2013 to the
Prospectus dated February 12, 2013
Registration No. 333-186617

Cliffs Natural Resources Inc.

Concurrent Offerings of
9,000,000 Common Shares, par value $0.125 per Share
(the “Common Shares Offering”)
and
27,000,000 Depositary Shares
Each Representing a 1/40th Interest in a Share of
7.00% Series A Mandatory Convertible Preferred Stock, Class A
(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Shares Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated February 12, 2013 relating to the Common Shares Offering (the “Common Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated February 12, 2013 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated February 12, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-186617. Neither the Common Shares Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Shares Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	Cliffs Natural Resources Inc.

Ticker / Exchange for Common Shares:	CLF / The New York Stock Exchange (“NYSE”)

Trade Date:	February 15, 2013.

Settlement Date:	February 21, 2013.

Common Shares Offering

Common Shares Offered:	9,000,000 Common Shares

Option for Underwriters to Purchase Additional Common Shares:	1,350,000 additional Common Shares

NYSE Last Reported Sale Price of Common Shares on February 14, 2013:	$29.48 per Common Share

	Per Common Share	Total
Public Offering Price	$29.000	$261,000,000
Underwriting Discounts and Commissions	$1.305	$11,745,000
Proceeds to the Issuer (Before Expenses)	$27.695	$249,255,000

CUSIP / ISIN:	18683K 101 / US18683K1016

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lead Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Co-Managers:	BMO Capital Markets Corp. KeyBanc Capital Markets Inc. PNC Capital Markets LLC HSBC Securities (USA) Inc. The Huntington Investment Company

Depositary Shares Offering

Depositary Shares Offered:	27,000,000 Depositary Shares, each of which represents a 1/40th interest in a share of the Issuer’s 7.00% Series A Mandatory Convertible Preferred Stock, Class A (the “Mandatory Convertible Preferred Stock”). At the consummation of the Depositary Shares Offering, the Issuer will issue 675,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares to cover over-allotments.

Over-Allotment Option:	4,050,000 additional Depositary Shares (corresponding to 101,250 additional shares of the Mandatory Convertible Preferred Stock).

	Per Depositary Share	Total
Public Offering Price	$25.00	$675,000,000
Underwriting Discounts and Commissions	$0.75	$20,250,000
Proceeds to the Issuer (Before Expenses)	$24.25	$654,750,000

Dividends:

7.00% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and the Issuer’s board of directors declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash.

Dividends that are declared will be payable on the Dividend Payment Dates to holders of record on the immediately preceding January 15, April 15, July 15 or October 15 (each a “Record Date”), whether or not such holders convert their Depositary Shares, or such Depositary Shares are automatically converted, after a Record Date and on or prior to the immediately succeeding Dividend Payment Date.

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If declared, the expected dividend payable on the first Dividend Payment Date is $13.6111 per share of Mandatory Convertible Preferred Stock (equivalent to $0.3402775 per Depositary Share). If declared, each subsequent dividend is expected to be $17.50 per share of Mandatory Convertible Preferred Stock (equivalent to $0.4375 per Depositary Share).

Conforming changes shall be made to the Depositary Shares Preliminary Prospectus Supplement to reflect the change in the record dates thereunder of February 1, May 1, August 1 and November 1 of each year to the Record Dates set forth in the immediately preceding paragraph, including, but not limited to, replacing all references in the Depositary Shares Preliminary Prospectus Supplement to May 1, 2013 with April 15, 2013 and to February 1, 2016 with January 15, 2016.

Dividend Payment Dates:	If declared, February 1, May 1, August 1 and November 1 of each year, commencing on May 1, 2013 and to, and including, February 1, 2016.
Conforming changes shall be made to the Depositary Shares Preliminary Prospectus Supplement to reflect the change in the dividend payment dates thereunder of February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2013 and to, and including, February 15, 2016, to the Dividend Payment Dates set forth in the immediately preceding paragraph, including, but not limited to, replacing all references in the Depositary Shares Preliminary Prospectus Supplement to May 15, 2013 with May 1, 2013 and to February 15, 2016 with February 1, 2016. In addition, the date “February 15” in the fifth full paragraph on page S-46 of the Depositary Shares Preliminary Prospectus Supplement shall be replaced with the date “February 1”.
Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 23rd scheduled trading day immediately preceding February 1, 2016.
Initial Price:	Approximately $29.00, which is equal to $1,000, divided by the Maximum Conversion Rate.
Threshold Appreciation Price:	Approximately $35.53, which represents a premium of approximately 22.50% over the Initial Price and is equal to $1,000, divided by the Minimum Conversion Rate.
Floor Price:	$10.15 (approximately 35% of the Initial Price).
Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 34.4840 Common Shares and not less than 28.1480 Common Shares (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”) (and, correspondingly, the conversion rate for each Depositary Share will not be more than 0.8621 Common Shares and not less than 0.7037 Common Shares), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Shares, subject to certain anti-dilution adjustments.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Shares:

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Applicable Market Value of the Common Shares	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than the Threshold Appreciation Price Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price Less than the Initial Price	28.1480 Common Shares Between 28.1480 and 34.4840 Common Shares, determined by dividing $1,000 by the applicable market value 34.4840 Common Shares

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Shares:

	Applicable Market Value of the Common Shares	Conversion Rate per Depositary Share
	Greater than the Threshold Appreciation Price Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price Less than the Initial Price	0.7037 Common Shares Between 0.7037 and 0.8621 Common Shares, determined by dividing $25 by the applicable market value 0.8621 Common Shares

Optional Conversion:	At any time prior to February 1, 2016, other than during the fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock at the Minimum Conversion Rate of 28.1480 Common Shares per share of Mandatory Convertible Preferred Stock (equivalent to 0.7037 Common Shares per Depositary Share), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/40th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares in lots of 40 Depositary Shares.

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Fundamental Change:	If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to February 1, 2016, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into Common Shares at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if earlier, the Mandatory Conversion Date). The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

Stock Price on Effective Date
Effective Date	$15.00	$20.00	$25.00	$29.00	$32.00	$35.53	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$80.00	$90.00
February 21, 2013	28.5480	28.7280	28.5040	28.2760	28.1200	27.9680	27.8280	27.7280	27.6760	27.6600	27.6640	27.6840	27.7120	27.7800	27.8480
February 1, 2014	30.5640	30.4040	29.8080	29.3000	28.9600	28.6320	28.3160	28.0880	27.9480	27.8760	27.8440	27.8400	27.8480	27.8880	27.9360
February 1, 2015	32.6680	32.4240	31.4840	30.5560	29.9120	29.2840	28.7080	28.3160	28.1080	28.0080	27.9720	27.9640	27.9720	28.0000	28.0320
February 1, 2016	34.4840	34.4840	34.4840	34.4840	31.2520	28.1480	28.1480	28.1480	28.1480	28.1480	28.1480	28.1480	28.1480	28.1480	28.1480

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $90.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•	if the stock price is less than $15.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

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The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date
Effective Date	$15.00	$20.00	$25.00	$29.00	$32.00	$35.53	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$80.00	$90.00
February 21, 2013	0.7137	0.7182	0.7126	0.7069	0.7030	0.6992	0.6957	0.6932	0.6919	0.6915	0.6916	0.6921	0.6928	0.6945	0.6962
February 1, 2014	0.7641	0.7601	0.7452	0.7325	0.7240	0.7158	0.7079	0.7022	0.6987	0.6969	0.6961	0.6960	0.6962	0.6972	0.6984
February 1, 2015	0.8167	0.8106	0.7871	0.7639	0.7478	0.7321	0.7177	0.7079	0.7027	0.7002	0.6993	0.6991	0.6993	0.7000	0.7008
February 1, 2016	0.8621	0.8621	0.8621	0.8621	0.7813	0.7037	0.7037	0.7037	0.7037	0.7037	0.7037	0.7037	0.7037	0.7037	0.7037

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $90.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 40, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•	if the stock price is less than $15.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 40, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/40th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares upon the occurrence of a fundamental change in lots of 40 Depositary Shares.

Discount Rate for Purposes of Accumulated Dividend Amount:	The discount rate for purposes of determining the accumulated dividend amount (as defined in the Depositary Shares Prospectus Supplement) equals 5.00% per annum.

Listing:	The Issuer will apply to list the Depositary Shares on The New York Stock Exchange under the symbol “CLV” and expects trading on The New York Stock Exchange to begin within 30 days of the Settlement Date.

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CUSIP / ISIN for the Depositary Shares:	18683K 408 / US18683K4085

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	18683K 507 / US18683K5074

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.

Lead Managers:	Wells Fargo Securities, LLC BMO Capital Markets Corp.

Co-Managers:	Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

_________________________________

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Shares Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Shares Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, 866-803-9204; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 866-500-5408.

This communication should be read in conjunction with the Common Shares Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the Common Shares Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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